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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR - 2 2004
158

SEC FILE NUMBER
8-16229

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2003** (MM/DD/YY) AND ENDING **December 31, 2003** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Neuberger Berman Management Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

605 Third Avenue

(No. and Street)

New York	New York	10158-3698
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew S. Stadler **646-497-4506**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

STATEMENT OF FINANCIAL CONDITION

Neuberger Berman Management Inc.
(A Wholly Owned Subsidiary of Neuberger Berman Inc.)

December 31, 2003
with Report of Independent Auditors

Neuberger Berman Management Inc.
605 Third Avenue 2nd Floor
New York, NY 10158-0180
Tel. 212.476.8800

NEUBERGER BERMAN

A Lehman Brothers Company

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income.
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholder's Equity.
- [ ] (f) Statement of Changes in Subordinated Liabilities.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemptive Provision under Rule 15c3-3.
- [ ] (p) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

Neuberger Berman Management Inc.
(A Wholly Owned Subsidiary of Neuberger Berman Inc.)

December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Board of Directors and Stockholder of
Neuberger Berman Management Inc.

We have audited the accompanying statement of financial condition of Neuberger Berman Management Inc. (the "Company") as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Neuberger Berman Management Inc. at December 31, 2003 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 27, 2004

Neuberger Berman Management Inc.
(A Wholly Owned Subsidiary of Neuberger Berman Inc.)

Statement of Financial Condition

December 31, 2003

Assets	
Cash and cash equivalents	$ 47,149,637
Securities owned, at market value	162,351
Fees receivable	15,026,348
Furniture, equipment, and leasehold improvements, at cost, net of accumulated depreciation and amortization of $7,665,798	1,423,525
Other assets	13,823,624
Total assets	$ 77,585,485
Liabilities and Stockholder's Equity	
Liabilities:	
Payable to Parent	$ 22,750,222
Other liabilities and accrued expenses	23,428,962
Total liabilities	46,179,184
Total stockholder's equity	31,406,301
Total liabilities and stockholder's equity	$ 77,585,485

See accompanying notes to statement of financial condition.

Neuberger Berman Management Inc.
(A Wholly Owned Subsidiary of Neuberger Berman Inc.)

Notes to Statement of Financial Condition

December 31, 2003

1. Organization and Description of Business

Neuberger Berman Management Inc. (the "Company"), a New York corporation, is a wholly owned subsidiary of Neuberger Berman Inc., a Delaware corporation (the "Parent"). On October 31, 2003, in accordance with the terms of the Agreement and Plan of Merger dated as of July 21, 2003, as amended by the First Amendment to Agreement and Plan of Merger dated as of September 22, 2003 (as so amended, the "Merger Agreement"), among the Parent, Ruby Acquisition Company, a Delaware corporation ("Newco") and Lehman Brothers Holdings Inc., a Delaware corporation ("Lehman Brothers"), the Parent merged with and into Newco (the "Merger"), with Newco the surviving corporation. Newco, which changed its name to Neuberger Berman Inc. ("New Neuberger"), is a direct wholly owned subsidiary of Lehman Brothers.

The Company conducts operations as a registered investment adviser to, and distributor of, registered mutual funds (the "Funds") and is a registered broker-dealer. The Company does not carry customer accounts and is exempt from the Securities and Exchange Commission's ("SEC") Rule 15c3-3 pursuant to provision (k)(2)(i) of such rule.

2. Significant Accounting Policies

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of the statement of financial condition requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition. Management does not believe that actual results will differ materially from these estimates.

Securities owned are valued at market. Principal transactions in securities and the related revenues and expenses are recorded on a trade date basis.

The Company defines cash equivalents as highly liquid investments with original maturities of three months or less.

The majority of investment advisory and administrative fees ("Fees") are charged monthly to the Funds based upon average daily net assets under management. Fees earned from the Company's fund advisory service are charged to accounts quarterly based upon the account's average assets for the quarter.

2. Significant Accounting Policies (continued)

Furniture and equipment are depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are amortized using the straight-line method over the lesser of the economic life of the improvement or the life of the lease.

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 prescribes an annual two-step process for impairment testing and measurement of goodwill and intangible assets. The first step screens for impairment potential. If impairment potential is indicated, the second step measures the impairment. In accordance with the guidelines set forth under SFAS 142, the Company screened for impairment potential and determined that no goodwill impairment existed because the fair value exceeded the carrying value.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. Included in stockholder's equity is approximately $1,050,000 related to costs associated with the closing of the Company's Boston office facility.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 addresses the disclosures to be made by a guarantor about its obligations under certain guarantees issued and also states that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, regardless of the guarantor's fiscal year end. The adoption of FIN 45 did not have a material impact on the Company's statement of financial condition.

2. Significant Accounting Policies (continued)

Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46") was issued by FASB in January 2003 and revised in December 2003. The interpretation provides consolidation accounting guidance for entities involved with variable interest entities ("VIEs"). An entity is subject to FIN 46 and is called a VIE if it has equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. All other entities are evaluated for consolidation under SFAS No. 94, "Consolidation of All Majority-Owned Subsidiaries." A VIE is consolidated by the party considered the primary beneficiary of such an entity. The primary beneficiary is the party that is expected to absorb a majority of the expected losses or receive a majority of the expected residual returns. The consolidation requirements of FIN 46 apply in periods ending after December 15, 2003 for VIEs that are special purpose entities ("SPEs") and after March 15, 2004 for all VIEs that are not SPEs. The adoption of FIN 46 did not have a material impact on the Company's statement of financial condition.

The Company had historically accounted for stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), as permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). In accordance with APB 25, compensation expense is generally not recognized for stock options that have no intrinsic value on the date of grant.

Beginning in January of 2003, the Company accounts for stock options in accordance with the fair-value method prescribed by SFAS 123, as amended by SFAS No. 148 "Accounting for Stock-Based Compensation-Transition and Disclosure" ("SFAS 148"), using the prospective adoption method. Under this method, compensation expense is recognized based on the fair value of new stock options granted, including reload options, in 2003 and future periods over the applicable vesting period. Effective with the consummation of the Merger, all unvested stock options awarded to the Company's employees became fully vested and were converted into options to acquire shares of Lehman Brothers common stock. See Note 5 for additional disclosure related to stock options.

3. Net Capital

As a registered broker-dealer and member of the National Association of Securities Dealers, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined under the alternative method, of the greater of $250,000 or 2% of aggregate debits. As of December 31, 2003, the Company had net capital of approximately $14,558,000, which exceeded requirements by approximately $14,608,000. The net capital charge for the deductible on the Company's fidelity bond has been borne by Neuberger Berman, LLC ("NB, LLC"), an affiliate. Based on applicable regulatory requirements, the Company may not withdraw equity capital if the Company's net capital falls below certain specified levels.

4. Commitments and Contingencies

The Company leases office space, including its primary office space from NB, LLC, and equipment under lease agreements expiring on various dates through 2017. Office space leases are subject to escalation based upon increases in costs incurred by the lessor. Minimum rentals, excluding escalation, under these lease agreements, are as follows:

	Amount
Year ending December 31:	
2004	$ 2,357,000
2005	1,946,000
2006	1,799,000
2007	1,761,000
2008	1,542,000
Thereafter	8,064,000

The Company is involved in legal proceedings concerning matters arising in connection with the conduct of its business. Such proceedings generally include actions arising out of the Company's activities as an investment adviser. Although there can be no assurances as to the ultimate outcome, the Company generally has denied, or believes it has a meritorious defense and will deny, liability in cases pending against it and it intends to defend vigorously each such case. Based on information currently available, advice of counsel, available insurance coverage and established reserves, the Company believes that the eventual outcome of the actions against it, will not, in the aggregate, have a material adverse effect on its financial condition, results of operations or liquidity.

5. Employee Benefit and Stock Compensation Plans

The Company sponsored, in conjunction with affiliates, defined contribution plans consisting of an employee profit-sharing plan and a money purchase pension plan covering all full-time employees and qualifying part-time employees who have completed one year of continuous service, as defined. Contributions to the plans, which are at the discretion of management, are determined annually but do not exceed the amount permitted under the Internal Revenue Code as a deductible expense. Subsequent to December 31, 2003, the Company's profit-sharing plan was terminated.

The Company participated, in conjunction with affiliates, in an employee defined contribution stock incentive plan (the "Stock Incentive Plan"), sponsored by the Parent. The compensation expense associated with the contribution of common stock to the Stock Incentive Plan has been borne by the Parent. Prior to consummation of the Merger, the Parent accelerated the vesting of unvested shares and the Stock Incentive Plan was then terminated.

The Company participated, in conjunction with affiliates, in an Employee Stock Purchase Plan (the "ESPP"), sponsored by the Parent. As of June 30, 2003, the Parent discontinued employee contributions in the ESPP. The ESPP provided employees with the opportunity to elect to acquire the Parent's common stock through payroll deductions on an after tax basis, at a 15% discount from market value of such stock, as defined in the ESPP. Shares of the Parent's common stock so acquired were converted into cash and shares of Lehman Brothers common stock ("Merger Consideration"), in accordance with the terms of the Merger Agreement. Under the terms of the ESPP, employees may not transfer the Lehman Brothers' common stock received in exchange for the Parent's common stock acquired through the ESPP for one year from the date such Parent common stock was purchased.

5. Employee Benefit and Stock Compensation Plans (continued)

The Company participated, in conjunction with affiliates, in a Wealth Accumulation Plan (the "Plan"), sponsored by the Parent. Subsequent to July 31, 2003, purchases of the Parent's common stock under the Plan ceased. Effective with the consummation of the Merger, Lehman Brothers assumed the obligations of the Plan and all unvested shares of the Parent's common stock were converted into Merger Consideration. Employees who were eligible for a bonus or who received commissions and other direct pay were able to elect to defer, within the parameters set forth in the Plan, a portion of such compensation. Amounts deferred by employees were used to acquire, on a pretax basis, the Parent's common stock at a 25% discount from the market value of such stock, as defined in the Plan. The Merger Consideration received in exchange for the Parent's common stock acquired under the Plan is restricted with respect to transfer or sale and vests on the 3rd anniversary of the date such Parent common stock was purchased. Unvested shares of common stock are subject to forfeiture in certain events of termination of employment.

The Company participated in the Parent's Long-Term Incentive Plan, as amended (the "LTIP"). The LTIP provides for the grant of awards of restricted stock, restricted units, incentive stock, incentive units, deferred shares, supplemental units or any combination thereof and stock options ("Awards"). Awards under the LTIP have various vesting provisions, which generally are between two and six years. Such Awards are restricted from sale, transfer or assignment in accordance with the terms of the award agreement. Unvested Awards are subject to forfeiture if employment is terminated before the end of the restriction period. The Parent measured compensation cost for LTIP awards based on fair market value of its common stock at the grant date and allocated to the Company its share of the compensation cost over the applicable vesting periods. Effective with the consummation of the Merger, Lehman Brothers assumed the obligations of the LTIP and all unvested shares of the Parent's common stock were converted into Merger Consideration. All outstanding stock option awards under the LTIP became 100% vested and non-forfeitable, and were converted into stock options with respect to Lehman Brothers' common stock.

6. Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The Company's net deferred tax asset of approximately $1,605,000 (approximately $2,176,000 assets and approximately $571,000 liabilities) relates to depreciation and amortization and deferred compensation. Management of the Company has not established a valuation allowance for its net deferred tax asset because they conclude that it is more likely than not the benefit will be realized.

For the period January 1, 2003 through October 31, 2003, the Company is included in the consolidated federal income tax return of the Parent and combined income tax returns for certain states and localities. For the period November 1, 2003 through December 31, 2003, the Company is included in the consolidated federal income tax return of Lehman Brothers and combined income tax returns for certain states and localities. Separate tax returns are filed in certain states as required. Under the terms of the tax-sharing agreements (the "Agreements") with its Parent and Lehman Brothers, the Company is allocated a provision for taxes based on the tax that would have been incurred if a separate tax return were required to be filed. Payable to Parent includes the Company's portion of taxes due pursuant to these Agreements.

7. Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires the Company to report the fair value of financial instruments, as defined. Substantially all of the Company's assets and liabilities are carried at contract value, which approximates market value due to their relatively short-term nature or variable market rates of interest.

8. Related Party Transactions

Certain employees of the Company are officers and/or trustees and directors of the Funds managed by the Company.

Cash and cash equivalents and securities owned, at market value include approximately $47,150,000 and $69,000 respectively, invested in money market and other funds managed by the Company.

NB, LLC earned brokerage commissions for the execution of transactions for the Funds managed by the Company, which are paid directly by the Funds.

The Company has sub-advisory agreements with NB, LLC that provide the Company with investment recommendations and research information.

The Company paid fees to NB, LLC related to certain general and administrative services and occupancy costs.

The Company received fees for marketing services rendered primarily to NB, LLC.

Included in other assets is approximately $19,000 due from affiliates.

Included in other liabilities and accrued expenses is approximately $3,842,000 due to affiliates.

Also see Note 4 for other related party disclosures.

RECEIVED
MAR - 2 2004
WASH., D.C. 158

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

Neuberger Berman Management Inc.
(A Wholly Owned Subsidiary of Neuberger Berman Inc.)

Year ended December 31, 2003

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

The Board of Directors and Stockholder of
Neuberger Berman Management Inc.

In planning and performing our audit of the financial statements of Neuberger Berman Management Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 27, 2004